Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	2008	2007	2006	2005	2004
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$904	$1,282	$1,018	$967	$1,041
Plus:
Fixed charges exclusive of capitalized interest	343	156	137	129	132
Amortization of capitalized interest	7	7	8	9	10
Adjustments for equity affiliates	18	21	16	20	6

Total	$1,271	$1,466	$1,179	$1,125	$1,189

Fixed Charges
Interest expense including amortization of debt discount/premium and debt expense	$254	$93	$83	$81	$90
Rentals - portion representative of interest	89	63	54	48	42

Fixed charges exclusive of capitalized interest	343	156	137	129	132
Capitalized interest	8	11	7	5	3

Total	$351	$167	$144	$134	$135

Ratio of earnings to fixed charges	3.6	8.8	8.2	8.4	8.8

The financial information of all prior periods has been reclassified to reflect discontinued operations.